

Fiscal Year 2016 Financial Results
(August 1, 2015 – July 31, 2016)

Investor Presentation
October 14, 2016

Safe Harbor Statement & Use of Non-GAAP Measures

This investor presentation dated October 14, 2016 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this investor presentation that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including without limitation, those with respect to the Company's goals, plans, expectations and strategies set forth herein are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company's ability to execute on its business strategy, including any cost reduction plans and the continued and increased demand for and market acceptance of its services, which could negatively affect the Company's ability to meet its revenue, operating income and cost savings targets, maintain and improve its cash position, expand its operations and revenue, lower its costs, improve its gross margins, reach and sustain profitability, reach its long-term objectives and operate optimally; failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; difficulties integrating technologies, operations and personnel in accordance with the Company's business strategy; client or program losses; demand variability in supply chain management clients to which the Company sells on a purchase order basis rather than pursuant to contracts with minimum purchase requirements; failure to settle disputes and litigation on terms favorable to the Company; risks inherent with conducting international operations; and increased competition and technological changes in the markets in which the Company competes. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K. These filings are available in the Investor Relations section of our website under the "SEC Filings" tab.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. These non-GAAP financial measures are reconciled in the accompanying tables to the most directly comparable measures as reported in accordance with GAAP, and should be viewed in addition to, and not in lieu of, such comparable financial measures.

ModusLink
GLOBAL SOLUTIONS

Introduction

❑ About ModusLink

❑ FY16 Financial Performance Review

❑ Balance Sheet Highlights

❑ Corporate Realignment and Turnaround Plan

❑ Investing in our Business

❑ Investment Considerations

ModusLink
GLOBAL SOLUTIONS

ModusLink Snapshot

COMPANY

Annual revenue (FY16: approximately $460 million); global footprint of 22 sites, strategically located throughout North America, Europe and Asia; approximately 2,200 full-time employees worldwide; headquartered in Waltham, MA

BUSINESS

A global, omni-channel technology and fulfillment provider

MARKETS

- Consumer Electronics
- Consumer Packaged Goods
- Communications

- Computing & Storage
- Industrial
- Luxury Goods

- Medical Devices
- Retail
- Software & Content

SOLUTIONS

- Value-Added Warehousing & Distribution
- Repair & Recovery
- Returns Management
- E-Commerce
- Contact Center
- Aftersales

- Financial Management
- Entitlement Management
- EPIC (Enhanced Planning & Integrated Collaboration)
- Material Planning & Factory Supply
- Internet of Things (IoT) Powered by Poetic

ModusLink
GLOBAL SOLUTIONS

ModusLink at a Glance: Global, Integrated, Trusted

Recent Accolades

American Business Awards
2016 Gold Stevie® Award

Inbound Logistics
Top 100 Logistics IT Provider

Business Intelligence Group
2016 BIG Innovation Award

EMC
Blue Sky Supplier Sustainability Award

GoPro
GoPro Versatile Award

Intel
Preferred Quality Supplier Award

Supply & Demand Chain Executive
Supply & Demand Chain Executive 100

$460M	ModusLink revenue (NASDAQ: MLNK)
$4.5+B	Client materials managed through ModusLink
350+M	Annual units shipped
2,200	Full-time employees
22	Global Sites
21	Languages
66%	6 of 9 high tech clients in Gartner Supply Chain Top 25
1	Technology platform with single integration effort
9	Highly integrated supply chain and logistics solutions

ModusLink
GLOBAL SOLUTIONS

Global Footprint to Service our Worldwide Clients



AMERICAS
Riverside, Calif.
Miami, Fla.
Waltham, Mass. (HQ)
Raleigh, North Carolina
Nashville, Tenn.
Orem, Utah
Monterrey, Mexico
Guadalajara, Mexico

EMEA
Brno, Czech Republic
Kildare, Ireland
Apeldoorn, The Netherlands
Venray, The Netherlands

ASIA
Sydney, Australia
Chongqing, China
Futian, China
Kunshan, China
Shanghai, China
Shenzhen, China
Waigaoqiao, China
Isehara, Japan
Penang, Malaysia
Singapore

Distributed Last Mile Solution Centers (Waltham, MA – Corporate HQ)

Global Capabilities to Drive Client Satisfaction

ModusLink
GLOBAL SOLUTIONS

Strategic Positioning – Global Value Proposition



Regions	Solutions	Markets
Global…	**…omni-channel provider of end-to-end technology and forward/reverse logistics services…**	**…to innovative product companies**



- **North America**
- **Europe**
- **Asia** (China, in particular)

Technology
- E-Commerce Services
- Professional Services
- Infrastructure Services

Forward Logistics
- Demand Planning
- Warehousing
- Fulfillment

Reverse Logistics
- Support
- Return / Replace
- Repair / Refurbish

- **Growth tech verticals**
- **Mature tech verticals**
- **Other innovative product sectors:** medical devices, luxury, beauty, small appliances

A clear strategy for future growth

ModusLink GLOBAL SOLUTIONS



**Fiscal Year 2016
Financial Results**

**Statement of Operations
Select Balance Sheet Data**

Fiscal 2016 Annual Performance

For the twelve-months ended July 31, 2016 and July 31, 2015

- **Net revenue of $459.0 million**, a decline of 18.3%, primarily as a result of lower volumes from three clients, two in consumer electronics and the other in computing & storage.

- **Gross margin of 5.4%**, a decline of 430 bps, primarily as a result of lower revenue, partially offset by a reduction in labor costs.

- **Operating expenses of $65.3 million**, an improvement of 5.1%. Excluding restructuring expenses, net for both FY16 and FY15, operating expenses declined by $5.8 million or 9.1%.

- **Operating loss of $(40.6) million**, as compared to an operating loss of $(14.3) million.

- **Net loss of $(61.3) million**, as compared to a net loss of $(18.4) million.

ModusLink Global Solutions, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Twelve Months Ended July 31,	
	2016	2015
Net revenue	$ 459,023	$ 561,673
Cost of revenue	434,265	507,188
Gross profit	24,758	54,485
	5.4%	9.7%
Operating expenses:		
Selling, general and administrative	57,604	59,667
Amortization of intangible assets	-	667
Impairment of goodwill and long-lived assets	305	3,360
Restructuring, net	7,421	5,130
Total operating expenses	65,330	68,824
Operating loss	(40,572)	(14,339)
Other income (expense), net	(16,055)	(2,015)
Loss before taxes	(56,627)	(16,354)
Income tax expense (benefit)	5,443	2,283
(Gains) losses, and equity in losses, of affiliates, net of tax	(789)	(208)
Net loss	$ (61,281)	$ (18,429)
Basic and diluted net loss per share:	$ (1.18)	$ (0.35)
Weighted average common shares used in basic and diluted earnings per share	51,934	51,940

Turnaround plan expected to positively impact FY17 performance, driving significant improvements in gross margins, operating expenses and operating income.

ModusLink
GLOBAL SOLUTIONS

ModusLink Consists of Two Business Models:

Supply Chain Business – Operating Subsidiary
Holding Company – Financial Management; Targeting Acquisitions to Leverage $2B in NOL's

Full Year FY16 ($M) (* - unaudited)	Supply Chain Business*	Holding Company*	Public Company
Revenue	$459.0	$0.0	$459.0
Gross Profit	$24.8	$0.0	$24.8
Operating Expenses	$58.5	$6.8	$65.3
Operating Loss	$(33.8)	$(6.8)	$(40.6)
Net Loss	$(39.9)	$(21.4)	$(61.3)
EBITDA	$(26.1)	$(11.4)	$(37.5)
Adjusted EBITDA	$(16.1)	$(5.5)	$(21.6)
Cash / Trading securities	$30.7	$116.9	$147.6
Debt - carrying value	$0.0	$58.2	$58.2

Holding Company: Annual expenses consist primarily of – approximately $7 million in operating expenses, $5 million in cash interest payments and $5 million in non-cash amortization of the debt discount.

ModusLink
GLOBAL SOLUTIONS

FY16 – Net Loss to Adjusted EBITDA Reconciliation

(Unaudited)

	Supply Chain Business	Holding Company	Consolidated
Net Loss	$ (39.9)	$ (21.4)	$ (61.3)
Cash Interest Expense (Income)	(0.0)	4.6	4.5
Non-cash Interest Expense	0.3	5.4	5.7
Income tax expense	5.4	0.1	5.4
Depreciation	8.1	-	8.1
EBITDA	$ (26.1)	$ (11.4)	$ (37.5)
SEC Inquiry and financial restatement costs	-	0.3	0.3
Strategic consulting and other related professional fees	-	0.5	0.5
Executive severance and employee retention	0.7	-	0.7
Restructuring	7.4	-	7.4
Non-cash share-based compensation	0.6	0.5	1.1
Non-cash impairment of goodwill and long-lived assets	0.3	-	0.3
Unrealized foreign exchange (gains) losses	0.8	0.2	1.0
Non-cash losses on Trading Securities	-	12.3	12.3
Cash gains on Trading Securities	-	(6.4)	(6.4)
Other non-operating (gains) losses, net	0.2	(0.8)	(0.6)
Non-cash (gains) losses, and equity in losses, of affilitiates and impairments	-	(0.7)	(0.7)
Adj. EBITDA	$ (16.1)	$ (5.5)	$ (21.6)

▬ Restructuring-Related   ▬ GAAP-Reporting   ▬ Other

FY16 Adjusted EBITDA loss of $(21.6) million; turnaround initiatives to drive annualized EBITDA improvement of approximately $32.0 million, while stabilizing revenues and enhancing cash generation.

ModusLink
GLOBAL SOLUTIONS

Sufficient Liquidity to Fund Turnaround Plan and All Working Capital Requirements

Selected Balance Sheet Data (Non-GAAP)

($ in millions)	Jul. 31, 2016	Jul. 31, 2015
Total Cash & Equivalents	$130.8	$119.4
Trading Securities	$16.8	$78.7
Working Capital	$125.1	$202.3
Total Debt (at maturity)	$69.6	$100.0
Current Ratio	1.6	2.0
Net Debt and Trading Securities	$78.0	$98.1

- $147.6 million in cash, cash equivalents and trading securities to fund working capital, business needs and corporate realignment initiatives.

- ABL Credit Facility with PNC Bank (agent and lender); Up to $50 million available (depends on collateral, other terms & conditions); $0.5 million utilized as of July 31, 2016 (undrawn LCs).

- Raised $100 million in March 2014 through Convertible Notes Offering; to mature in 2019. During Q4 of FY16, the Company:
  - Repurchased $2.5 million in face value of the Notes in the open market at a purchase price of $1.8 million.
  - Repurchased approximately $23 million of Convertible Senior Notes for consideration including 2.7 million newly issued shares, and a cash payment of $18.5 million.
  - Gain of $0.8 million presented as a component of other gains and losses.

Ability to pay down debt and have close to $80M in cash, cash equivalents and trading securities, and selling underutilized real estate to drive business performance.

ModusLink
GLOBAL SOLUTIONS



Corporate Realignment & Turnaround Plan | **Investing in our Business For our Global Clients**

Corporate Turnaround Plan Unveiled – Actions to Drive Profitability, Restore Growth and Deliver Stakeholder Value

✓ Changed Executive Leadership

✓ Additional Cost Reductions

✓ Investments in the Business

✓ Select Facility Downsizing to Optimize Performance

✓ Process-Driven Changes to Realign the Business Around Client Needs

✓ Institution of Lean Principles and Methodologies Across our Global Footprint

Investing approximately $20 million with anticipated annualized EBITDA improvement of approximately $32 million.

ModusLink
GLOBAL SOLUTIONS

Supply Chain Business Summary of Savings & Costs

Primary EBITDA Improvement ($M)	Annual Savings	Current Status	Cash Req'mt
Organizational restructuring	$17.0	To be completed in Q1 FY17	$9.1
Additional cost reductions	$4.2	$1.8M by year-end	$1.2
Contract renegotiation	$5.8	In process, 72% completed	-
Lean cost reductions	$6.0	Projects identified and in process	$2.2
Site downsizing	($0.5)	Completed	$2.1
Other actions / costs	$8.0	Completed	$4.4
Sub-total	**$40.5**		**$19.0**
Sales erosion / timing of plan	($8.7)		
Total	**$31.8**		**$19.0**

ModusLink
GLOBAL SOLUTIONS

Executive Leadership Enhancements: Supply Chain Business



Jim Henderson
CEO

Lou Belardi
CFO

- Finance and Administration
- Legal & HR
- Business Analysis

Tim Barclay
COO

- Operations, Supply Chain, Client Management
- Business Managers to Grow our ***Installed*** Base

Neil Hampshire
CIO

- Strategic Technology Investments
- IT as a Discriminator to Win ***New*** Business

Hans Veenendaal
CCO

- Sales Hunters
- Focus on Securing Large Deals
- ***New*** Logos
- Building the Right Pipeline

Rich Sheubrooks
VP, Capture Management

- Business Intelligence
- Client Focused to Win Business
- Harnessing the Right Resources

Nick Foy
Global Strategy & Innovation

- Market Intelligence
- Long-term Strategy
- Investments in Products & Services
- ***New*** Global Markets

ModusLink GLOBAL SOLUTIONS

Investments in the Business – Process-Driven to Enhance Efficiencies and Global Client Service

Why is this Turnaround Plan Different from Past Restructurings?

✓ **Approximately $20 million investment with anticipated annualized EBITDA improvement of approximately $32 million.**
  - Impact to SG&A (expected to be approximately $12 million).
  - Impact to Cost of Goods Sold (expected to be approximately $20 million).
  - Funded through cash on hand, anticipated proceeds from real estate sales and banking facility.

✓ **Establishment of a Program Management Office (PMO) to oversee all corporate work streams.**
  - Organizational redesign; business structured globally around client needs.
  - Removal of extra "layers" of people and processes; better leveraging of global resources.
  - Headcount reductions as a result of process reforms; anticipated 17% reduction in workforce.
  - Select facility downsizing to optimize performance; gain greater control over client programs.
  - Revamping of cost centers; no longer structured by department and geography.
  - Enhanced Contracts Administration and Client onboarding capabilities and focus.

✓ **Consultants engaged specializing in Organizational Redesign, Change Management and Lean.**
  - Continued lean initiatives across Global Centers of Excellence.
  - Roll-out of lean processes across geographic footprint.
  - Outcome: lower cost structure, improved processes and greater accountability.

Investing at the "Sites" to be Closer to Clients and Improve offerings

ModusLink
GLOBAL SOLUTIONS

Facility Optimization Initiatives

✓ Closure of Taiwan facility; client-approved volume transitions

✓ Expected sale of Singapore and Kildare, Ireland facilities

✓ Square footage reduction in Riverside, CA, Kildare, Ireland and Singapore facilities; based on anticipated client volumes and better management of select global client programs

✓ Investments at the site level – bringing domain expertise to the site, rather than structured by department; removes redundancies, improves speed-to-market, enhances business intelligence

✓ Investing in IT Systems – automation, tools, systems, and procedures; ERP and CRM integration

Reduction in square footage by 17% without impacting client programs

ModusLink
GLOBAL SOLUTIONS

De-Centralizing "Functions" to Move Closer to our Clients

New and Enhanced "Business Unit" Structure – Domain Expertise at our Sites!


General Manager
Financial Manager
Production Operations
Lean Practitioner
Sr. Business Mgmt Leader
HR Manager
Logistics Lead
Site Director
Site 1 Business Managers
Sites 2 & 3 Business Managers
Production Lead
Logistics Lead
Quality Lead

Anticipated Benefits of New Business Model:

- More effective utilization of global resources
- Better client management oversight at the site level (focus on client satisfaction)
- Global process sharing and Lean implementation (best-practices)
- Removal of duplication and redundancies in "functional" model
- P&L accountability
- Increased control over profitability and cash generation
- Heightened focus on account planning, sales collaboration and lead generation

ModusLink GLOBAL SOLUTIONS

Continuing to Evolve with a Focus on Profitability and Long-Term Growth

Capture Management

- New team comprising subject matter experts (Solution Design, Pricing, Legal, IT Solutions & Project Management, Proposal Support, Sales Operations, and Onboarding).
- Aligning our resources based on the highest probability to win; not by functional direction.
- Developing the best client solutions at the most favorable terms for our Company
- Work from the time we secure a lead to help win the business, all the way through onboarding to maximize resources and profitability.
- Reduces bottlenecks, improves quality of information and data.
- Frees up Sales reps to HUNT!

Strategy & Innovation

- New 'venture' to set us on a path of long-term growth.
- Will bring together insights across all geographies and departments to develop the right go-to-market strategy globally.
- Responsible for developing the product and service roadmap, gathering the right market intelligence, and strategic business plans.
- Will work with Sales and Account Management teams to assess client programs and future needs to secure future business.
- Investing in domain expertise to promote our global product and services offering.

Implementing LEAN across all facets of our business, not just Operations

ModusLink
GLOBAL SOLUTIONS

Summary: Revenue Stabilization, Cost Controls & Reorganization

FY 2016

Starting our Transformation

FY 2017

Continued execution of ALPS initiatives to achieve savings

Investments in systems

Implementation of LEAN

Site optimization

Working together effectively under the new Business Unit structure

Stabilizing revenues and capturing new business from existing clients

Driving the Company back to profitability and setting the foundation for growth

FY 2018

Year of profitable business and corporate growth

Trust of our customers

Capturing new client programs over competition

Potentially in new and expanding growth markets

Enhanced global solutions and services offering

Collaborative, agile and LEAN

Profitable

Generating cash to re-invest in our business and people

End Result – Profitable Business and Growth

ModusLink
GLOBAL SOLUTIONS

Summary: Investment Considerations



- Complete End-to-End Solutions Provide Competitive Edge
- Unmatched Global Footprint to Meet Client Requirements
- Diversified Supply Chain Relationships Driving Client ROI
- Longstanding Customer Relationships Across Both Legacy and Growth Industries
- Long-term View of the Markets; Positioned to Leverage Offerings in New Emerging Categories
- Client Base of Fortune 500 Global Leaders
- Strong Balance Sheet, Access to Capital and Commitment from Board and Executives to Implement Turnaround!
- Anticipate Significant Improvements in Bottom-Line Performance and Cash Flow Generation in FY17
- Investments in Infrastructure, Systems and Processes to Improve Efficiencies and Drive Bottom-Line Performance



THANK YOU!